UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ATHENAHEALTH, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
04685W 10 3
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	04685W103	13G	Page	2	of	9	Pages

1	NAME OF REPORTING PERSON Venrock Associates

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑[1]
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York, United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON*

	PN
1 Venrock Associates, Venrock Associates II, L.P., Venrock Entrepreneurs Fund, L.P. and Venrock Management, LLC, the general partner of Venrock Entrepreneurs Fund, L.P., are members of a group for purposes of this Schedule 13G.

CUSIP No.	04685W103	13G	Page	3	of	9	Pages

1	NAME OF REPORTING PERSON Venrock Associates II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑[1]
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York, United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON*

	PN
1 Venrock Associates, Venrock Associates II, L.P., Venrock Entrepreneurs Fund, L.P. and Venrock Management, LLC, the general partner of Venrock Entrepreneurs Fund, L.P., are members of a group for purposes of this Schedule 13G.

CUSIP No.	04685W103	13G	Page	4	of	9	Pages

1	NAME OF REPORTING PERSON Venrock Entrepreneurs Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑[1]
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York, United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON*

	PN
1 Venrock Associates, Venrock Associates II, L.P., Venrock Entrepreneurs Fund, L.P. and Venrock Management, LLC, the general partner of Venrock Entrepreneurs Fund, L.P., are members of a group for purposes of this Schedule 13G.

CUSIP No.	04685W103	13G	Page	5	of	9	Pages

1	NAME OF REPORTING PERSON Venrock Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑[1]
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware, United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON*

	OO
1 Venrock Associates, Venrock Associates II, L.P., Venrock Entrepreneurs Fund, L.P. and Venrock Management, LLC, the general partner of Venrock Entrepreneurs Fund, L.P., are members of a group for purposes of this Schedule 13G.

CUSIP No.	04685W103	13G	Page	6	of	9	Pages
Introductory Note: This Statement on Schedule 13G is filed on behalf of Venrock Associates, a limited partnership organized under the laws of the State of New York (“Venrock”), Venrock Associates II, L.P., a limited partnership organized under the laws of the State of New York (“Venrock II”), Venrock Entrepreneurs Fund, L.P., a limited partnership organized under the laws of the State of New York (“Entrepreneurs Fund”) and Venrock Management, LLC, a limited liability company organized under the laws of the State of Delaware (“Venrock Management” and collectively with Venrock, Venrock II and Entrepreneurs Fund, the “Venrock Entities”) in respect of shares of common stock of athenahealth, Inc.

Item 1(a)	Name of Issuer:
athenahealth, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:
311 Arsenal Street
Watertown, MA 02472

Item 2(a)	Name of Person Filing:
Venrock Associates
Venrock Associates II, L.P.
Venrock Entrepreneurs Fund, L.P.
Venrock Management, LLC

Item 2(b)	Address of Principal Business Office or, if none, Residence:

New York Office:	Palo Alto Office:	Cambridge Office:

530 Fifth Avenue	3340 Hillview Avenue	55 Cambridge Parkway
22nd Floor	Palo Alto, CA 94304	Suite 100
New York, NY 10036		Cambridge, MA 02142

Item 2(c)	Citizenship:
         Each of Venrock, Venrock II and Entrepreneurs Fund are limited partnerships organized in the State of New York. Venrock Management is a limited liability company organized under the laws of the State of Delaware.

Item 2(d)	Title of Class of Securities:
               Common Stock

Item 2(e)	CUSIP Number
               04685W 10 3

Item 3	Not applicable.

Item 4	Ownership
               (a) and (b)
               Venrock, Venrock II and Entrepreneurs Fund do not own any shares of the Issuer’s common stock.

CUSIP No.	04685W103	13G	Page	7	of	9	Pages
              (c)
              Not applicable.

Item 5	Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
              Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
              Not applicable.

Item 8	Identification and Classification of Members of the Group:
         This Schedule is being filed pursuant to Rule 13d-1(d). The identities of each of the Venrock Entities are stated in Item 2(a).

Item 9	Notice of Dissolution of Group:
              Not applicable.

Item 10	Certification
               Not applicable.

CUSIP No.	04685W103	13G	Page	8	of	9	Pages
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 16, 2010	VENROCK ASSOCIATES VENROCK ASSOCIATES II, L.P.
	By:	A General Partner

	By:	/s/ David L. Stepp
Authorized Signatory

VENROCK ENTREPRENEURS FUND, L.P.
	By:	VENROCK MANAGEMENT, LLC
	Its:	General Partner

	By:	/s/ David L. Stepp
Authorized Signatory

VENROCK MANAGEMENT, LLC
	By:	/s/ David L. Stepp
Authorized Signatory

CUSIP No.	04685W103	13G	Page	9	of	9	Pages
EXHIBIT INDEX

Exhibit No.

99.1	Agreement pursuant to Rule13d-1(k)(1) among Venrock Associates, Venrock Associates II, L.P., Venrock Entrepreneurs Fund, LP and Venrock Management, LLC.